Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	Jurisdiction of Incorporation or Formation
Aquantia B.V.	The Netherlands
Aquantia Canada Corp.	Canada
Aquantia (Cayman), Ltd.	Cayman Islands
Aquantia RUS LLC	Russia Federation
Aquantia Semiconductor India Pvt Ltd.	India